20012610

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 70335

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Johnstone Brokerage Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

334 3RD STREET
(No. and Street)

Lake Oswego	OR	97034
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brian Megenity — 770-263-6003
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jerome Davies, CPA, P.C.
(Name – *if individual, state last, first, middle name*)

3605 Sandy Plains Rd., Suite 240-480	Marietta	GA	30066
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing
MAR 12 2020
Washington, DC

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Grant Johnstone, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Johnstone Brokerage Services, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL STAMP
KATIE ANN LAPLANTE
NOTARY PUBLIC - OREGON
COMMISSION NO. 961643
MY COMMISSION EXPIRES MAY 10, 2021

Signature

Chief Executive Officer
Title

Katie Ann LaPlante
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Johnstone Brokerage Services, LLC
Financial Statements
For the Period Ended
December 31, 2019
With
Independent Auditor's Report

JDCPA
Jerome Davies, CPA, P.C.

3605 Sandy Plains Rd.
Suite 240-480
Marietta, GA 30066
(347) 512-6085

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Johnstone Brokerage Services, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Johnstone Brokerage Services, LLC (the Company) as of December 31, 2019, and the related statements of income, changes in member's equity, and cash flows for the period August 8, 2019 to December 31, 2019, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Johnstone Brokerage Services, LLC as of December 31, 2019, and the results of its operations and its cash flows for the period then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in schedules I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2020.

Jerome Davies, CPA, P.C.

Marietta, Georgia
March 9, 2020

Johnstone Brokerage Services, LLC
Statement of Financial Condition
December 31, 2019

Assets		
Cash	$	26,042
Accounts receivable		39,008
Due from related parties		36,577
Prepaid and other assets		4,814
Total assets	$	106,441
Liabilites and member's equity		
Liabilities		
Total liabilities	$	-
Member's equity		106,441
Total liabilities and member's equity	$	106,441

See notes to financial statements.

Johnstone Brokerage Services, LLC
Statement of Operations
For the period August 8, 2019 to December 31, 2019

Revenue	
Commissions	$ 149,074
Interest income	4
Total Revenue	149,078
Expenses	
Professional fees	18,281
Compensation	7,483
Regulatory fees	5,686
Occupancy	3,000
Other operating expenses	3,288
Total Expenses	37,738
Net income	$ 111,340

See notes to financial statements.

Johnstone Brokerage Services, LLC
Statement of Changes in Member's Equity
For the period August 8, 2019 to December 31, 2019

Balance at August 7, 2019	$ 32,601
Distribution to Member	(42,500)
Contributions from Member	5,000
Net income	111,340
Balance at December 31, 2019	$ 106,441

See notes to financial statements.

Johnstone Brokerage Services, LLC
Statement of Cash Flows
For the period August 8, 2019 to December 31, 2019

Cash flows from operating activities:	
Net income	$ 111,340
Adjustments to reconcile net income to net cash provided by operating activities:	
Changes in assets and liabilities	
Increase in accounts receivable	(39,008)
Increase in due from related party	(36,577)
Increase in prepaid and other assets	(4,814)
Net cash provided by operating activities	30,941
Cash flows from financing activities:	
Distributions to member	(42,500)
Contributions from member	5,000
Net cash used by financing activities	(37,500)
Net decrease in cash	(6,559)
Cash at beginning of period	32,601
Cash at end of period	$ 26,042

See notes to financial statements.

JOHNSTONE BROKERAGE SERVICES, LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE PERIOD ENDED DECEMBER 31, 2019

Note 1 **Organization and Summary of Significant Accounting Policies**

Organization and Business

Johnstone Brokerage Services, LLC ('"Company") is a wholly owned subsidiary of Johnstone Financial, Inc. ("Parent"). The Company was formed February 2, 2019 under the laws of the state of Oregon. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") effective August 8, 2019. The Company is a member of the Financial Industry Regulatory Authority. The Company sells mutual funds, 529 plans and variable annuities. As a limited liability company, the member's liability is limited to its investment.

Revenue Recognition

The Company recognizes revenue from contracts with customers in accordance with ASU 2014-09 Revenue from Contracts with Customers and all subsequent amendments to the ASU (collectively, "ASC 606"), which creates a single framework for recognizing revenue from contracts with customers that fall within its scope. Revenue is recognized when the Company satisfies its performance obligation by transferring control over goods or services to a customer.

The Company receives commissions and fees ("commissions") from the sale of mutual funds, 529 Plans and variable annuities. The Company may receive commissions paid up front, over time, upon the investor's exit from the investment (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the investment, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the investment and the investor activities are known, which are usually monthly or quarterly.

Accounts Receivable

The carrying amount of accounts receivable is reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all delinquent accounts receivable balances and based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected. There was no allowance as of December 31, 2019.

Income Taxes

The Company is recognized as a single member Limited Liability Company (an "LLC") by the Internal Revenue Service. The LLC is regarded as a pass-through entity, where any income tax liability is recognized and paid by the member.

For all open tax years and all major taxing jurisdictions, the Company has concluded that it is a pass-through entity and there are no uncertain tax positions that would require recognition in the financial statements. If the Company were to incur an income tax liability in the future, interest on any income tax liability would be reported as interest expense and penalties on any income tax liability would be reported as income taxes. No interest expense or penalties have been recognized as of or for the period ended December 31, 2019. The Company's conclusions regarding uncertain tax positions is subject to review and adjustment later based upon ongoing analysis of tax laws, regulations and interpretations thereof, as well as other factors. Generally, federal, state and local authorities may examine the Company's tax returns and the Company believes it is no longer subject to income tax examinations for years prior to 2016.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 **Financial Instruments and Concentration of Risk**

The Company maintains cash on deposit with one banking institution. Depository accounts are insured by the Federal Depository Insurance Corporation ("FDIC") to a maximum of $250,000 per bank, per depositor.

Commissions from three product providers accounted for approximately 85.5% of the Company's revenue.

Note 3 **Contingencies**

The Company is subject to litigation in the normal course of business. The Company had no litigation matters during 2019.

Note 4 **Net Capital Requirements**

The Company, as a registered broker dealer is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2019, the Company had net capital of $65,050, which was $60,050 in excess of its required net capital of $5,000 and its ratio of aggregate indebtedness to net capital was .00 to 1.0.

Note 5 **Related Party Transactions**

The Company has an expense sharing agreement with an entity under common ownership ("Affiliate"). The Affiliate pays certain shared administrative expenses and allocates the Company's portion of the expenses to the Company. The Company incurred expenses of $11,100 during the period ended December 31, 2019 in connection with this agreement.

The Affiliate also paid $21,601 of expenses on behalf of the Company for which it was reimbursed by the Company during the period ended December 31, 2019.

The Company had $6,077 that was due from the Affiliate as of December 31, 2019. The entire balance represents amounts for expenses paid on behalf of the Affiliate by the Company and is included in "Due from related parties" on the statement of financial condition.

The Company had a short-term loan of $30,500 that was due from the Parent as of December 31, 2019. The loan is payable on demand, does not charge interest and is included in "Due from related parties" on the statement of financial condition.

Note 6 **Subsequent Events**

The Company has performed an evaluation of subsequent events through the date the financial statements were issued.

SUPPLEMENTAL INFORMATION

Schedule I

Johnstone Brokerage Services, LLC
Supplemental Information
Pursuant to Rule 17a-5
December 31, 2019

Computation of Net Capital

Total member's equity qualified for net capital	$ 106,441
Non-allowable assets:	
Prepaid and other assets	4,814
Due from related parties	36,577
Total non-allowable assets	41,391
Net capital before haircuts	65,050
Less haircuts on securities positions	$ -
Net capital	$ 65,050
Aggregate indebtedness	$ -
Computation of basic net capital requirement	
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$ 5,000
Excess Net Capital	$ 60,050
Ratio of aggregate indebtedness to net capital	.00 to 1

Reconciliation of Computation of Net Capital

There is no significant difference between net capital above and net capital as reported on Part IIA of Form X-17a-5 (as amended) as of December 31, 2019.

JOHNSTONE BROKERAGE SERVICES, LLC
SCHEDULE II
INFORMATION RELATING TO EXEMPTIVE PROVISION
REQUIREMENTS UNDER SEC RULE 15c3-3
AS OF DECEMBER 31, 2019

With respect to the Computation for Determination of Reserve Requirements under Rule 15c3-3, the Company does not claim an exemption from Rule 15c3-3 in reliance upon footnote 74 of SEC Release No. 34-70073 dated July 30, 2013, and as discussed in Question 8 of the related FAQ released by SEC staff on April 4, 2014. The Company does not hold customer funds or securities.

With respect to the Information Relating to Possession and Control Requirements under Rule 15c3-3, the Company does not claim an exemption from Rule I 5c3-3 in reliance upon footnote 74 of SEC Release No. 14- 70073 dated July 30, 2013, and as discussed in Question 8 of the related FAQ released by SEC staff on April 4. 2014. The Company does not hold customer funds or securities.

JDCPA

Jerome Davies, CPA, P.C.

3605 Sandy Plains Rd.
Suite 240-480
Marietta, GA 30066
(347) 512-6085

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Johnstone Brokerage Services, LLC

We have reviewed management's statements, included in the accompanying Broker Dealers Annual Exemption Report, in which (1) Johnstone Brokerage Services, LLC (the Company) did not claim an exemption from SEC Rule 15c3-3 in reliance upon footnote 74 of SEC Release No. 34-70073 dated July 30, 2013, and as discussed in Question 8 of the related FAQ released by SEC staff on April 4, 2014, and (2) the Company stated that the Company met the identified exemption provisions throughout the period August 8, 2019 to December 31, 2019 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in footnote 74 of SEC Release No. 34-70073 dated July 30, 2013, and as discussed in Question 8 of the related FAQ released by SEC staff on April 4, 2014.

Jerome Davies, CPA, P.C.

Marietta, Georgia
March 9, 2020

JOHNSTONE
BROKERAGE SERVICES

334 Third Street, Lake Oswego, OR 97034
TF 866.989.2929 FX 877.989.2933

Tuesday, February 25, 2020

EXEMPTION REPORT

Johnstone Brokerage Services, LLC does not claim an exemption from SEC Rule 15c3-3 in reliance upon footnote 74 of SEC Release No. 34-70073 dated July 30, 2013, and as discussed in Question 8 of the related FAQ released by SEC staff on April 4, 2014.

The answer to Question 8 in the SEC published FAQ states:

> *"A broker-dealer that does not hold customer funds or securities may file an exemption report (and corresponding accountant's report based on a review of the exemption report) rather than a compliance report (and corresponding accountant's report based on an examination of the compliance report) if the broker-dealer does not claim an exemption from Rule 15c3-3, and its business activities are limited to one or more of the following: (1) proprietary trading; (2) effecting securities transactions via subscriptions; and (3) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, referring securities transactions to other broker-dealers, or providing technology or platform services."*

We confirm, to the best of our knowledge and belief, that:

1. Johnstone Brokerage Services, LLC did not hold customer funds or securities throughout the period August 8, 2019 to December 31, 2019.

2. Johnstone Brokerage Services, LLC's business activities were limited to effecting securities transactions via subscriptions throughout the period August 8, 2019 to December 31, 2019 without exception.

Grant Johnstone, JD, CFP
Chief Executive Officer
Managing Principal